Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333- 200367, 333-202850, 333-216755, 333-223729, 333-230269, 333-236909, 333-254152, 333-254154, 333-263436, 333-270222, 333-270223, 333-277932, 333-280349, 333-285751 and 333-285753) and on Form F-3 (No. 333-282772) of CyberArk Software Ltd., of our reports dated August 29, 2025, with respect to the consolidated financial statements of Palo Alto Networks, Inc., and the effectiveness of internal control over financial reporting of Palo Alto Networks, Inc., included in Palo Alto Networks, Inc.’s Annual Report (Form 10-K) for the year ended July 31, 2025, and incorporated by reference in CyberArk Software Ltd.’s Report of Foreign Private Issuer on Form 6-K dated September 30, 2025, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Mateo, California

September 30, 2025